Exhibit 12.2

Retail Properties of America, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2012	2011		2010		2009		2008
Earnings
Loss from continuing operations	$(14,235)	$(74,109)		$(96,288)		$(97,185)		$(644,019)
Equity in loss (income) of unconsolidated joint ventures, net	6,307	6,437		(2,025)		11,299		4,939
Gain on sales of investment properties, net	7,843	5,906		—		—		—
Adjustments added:
Fixed charges (see below)	186,248	227,429		250,592		216,795		199,748
Distributions on investments in unconsolidated joint ventures	6,168	2,218		5,721		4,176		5,168
Adjustments subtracted:
Interest capitalized	—	(197)		(286)		(1,194)		(7,485)
Total earnings (loss)	$192,331	$167,684		$157,714		$133,891		$(441,649)

Fixed charges:
Interest expense	$179,237	$216,423		$239,469		$211,376		$188,400
Co-venture obligation expense (1)	3,300	7,167		7,167		597		—
Interest capitalized	—	197		286		1,194		7,485
Estimate of interest within rental expense	3,711	3,642		3,670		3,628		3,863
Total fixed charges	$186,248	$227,429		$250,592		$216,795		$199,748

Preferred stock dividends	263	—		—		—		—
Total fixed charges and preferred stock dividends	$186,511	$227,429		$250,592		$216,795		$199,748

Ratio of earnings to fixed charges and preferred stock dividends	1.03	—	(2)	—	(2)	—	(2)	—	(2)

(1)
Represents the preferred return and incentive and other compensation with respect to the IW JV 2009, LLC, or IW JV. The Company redeemed the full amount of the noncontrolling interest on April 26, 2012.

(2)
The ratio was less than 1:1 for the years ended December 31, 2011, 2010, 2009 and 2008 as earnings were inadequate to cover fixed charges by deficiencies of approximately $59.7 million, $92.9 million, $82.9 million and $641.4 million, respectively.